August 26, 2019

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Finance Core Fund (the “Core Fund”), Applied Finance Dividend Fund (the “Dividend Fund), Applied Finance Explorer Fund (the “Explorer Fund”) and Applied Finance Select Fund (the “Select Fund” and collective, the “Funds”), each a series of World Funds Trust (the “Trust”) (File Nos. 333-148723 and 811-22172)

Dear Ms. Dobelbower:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided on Monday, August 19, 2019. The comments addressed Post-Effective Amendment (“PEA”) No. 343 to the Fund’s registration statement, which the Trust filed on June 28, 2019, under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”). PEA No. 343 was filed to update the name and other information of the Funds, and to change the principal investment strategy and risks of the Dividend Fund. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

General

1.	Comment:	Please update the series and class identifiers and the fund names in EDGAR.

	Response:	The Fund will update this information before the effective date of the registration statement.

Prospectus

2.	Comment:	Please include in your response letter the completed fee tables for the Funds and submit the response letter before the effective date so that the staff can review the fee information. The staff may have comments on the tables once it reviews your responses.

	Response:	The fee tables for each Fund are presented below.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

Division of Investment Management

August 26, 2019

Core Fund

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class
Redemption Fee as a % of the amount redeemed (if applicable, for shares redeemed within 60 days of purchase)	2.00%	2.00%
Maximum deferred sales charge (load) (as a percentage of the NAV at time of purchase)	None	None
Annual Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%	0.90%
Distribution (12b-1) and Service Fees	0.25%	None
Other Expenses
Shareholder Services Plan	0.15%	0.05%
Other Expenses	0.31%	0.33%
Total Other Expenses	0.46%	0.38%
Total Annual Fund Operating Expenses	1.61%	1.28%
Less Fee Waivers and/or Expense Reimbursements(1)	(0.41%)	(0.33%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements(1)	1.20%	0.95%

(1)	Applied Finance Advisors, LLC (the “Adviser”) has entered into a written expense limitation agreement under which it has agreed to limit the total expenses of the Core Fund (exclusive of interest, expenses incurred under a plan of distribution adopted pursuant to the Rule 12b-1 under the Investment Company Act of 1940 (the “1940 Act”), taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales, and other extraordinary expenses not incurred in the ordinary course of business) to an annual rate of 0.95% of the average daily net assets of the Core Fund. Each waiver and/or reimbursement of an expense by the Adviser is subject to repayment by the Core Fund within three years following the date such waiver and/or reimbursement was made, provided that the Core Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. This expense limitation agreement may not be terminated prior to August 31, 2020, unless mutually agreed to in writing by the parties.

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Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

Division of Investment Management

August 26, 2019

Dividend Fund

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class
Redemption Fee as a % of amount redeemed (if applicable, for shares redeemed within 60 days of purchase)	2.00%	2.00%
Maximum deferred sales charge (load) (as a percentage of the NAV at time of purchase)	None	None
Annual Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%	0.90%
Distribution (12b-1) and Service Fees	0.25%	None
Other Expenses
Shareholder Services Plan	0.23%	0.07%
Other Expenses (2)	0.70%	0.70%
Total Other Expenses (2)	0.93%	0.77%
Acquired Fund Fees and Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses	2.08%	1.67%
Less Fee Waivers and/or Expense Reimbursements (1)	(1.07%)	(0.91%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (1)	1.01%	0.76%
(1)	The Adviser has entered into a written expense limitation agreement under which it has agreed to limit the total expenses of the Dividend Fund (exclusive of interest, expenses incurred under a plan of distribution adopted pursuant to the Rule 12b-1 under the 1940 Act, taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales, and other extraordinary expenses not incurred in the ordinary course of business) to an annual rate of 0.75% of the average daily net assets of the Dividend Fund. Each waiver and/or reimbursement of an expense by the Adviser is subject to repayment by the Dividend Fund within three years following the date such waiver and/or reimbursement was made, provided that the Dividend Fund can make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. This expense limitation agreement may not be terminated prior to August 31, 2020, unless mutually agreed to in writing by the parties.
(2)	Other Expenses and Total Annual Fund Operating Expenses have been restated to reflect modifications to the fees provided for under the contractual service arrangements in place with certain of the Fund’s service providers.

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Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

Division of Investment Management

August 26, 2019

Explorer Fund

Shareholder Fees (fees paid directly from your investment)	Institutional Class	Investor Class
Redemption Fee as a % of amount redeemed (if applicable, for shares redeemed within 60 days of purchase)	2.00%	2.00%
Maximum deferred sales charge (load) (as a percentage of the NAV at time of purchase)	None	None
Annual Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.14%	1.14%
Distribution (12b-1) and Service Fees	None	0.25%
Other Expenses
Shareholder Services Plan	0.09%	0.25%
Other Expenses	0.59%	0.59%
Total Other Expenses	0.68%	0.84%
Total Annual Fund Operating Expenses (1)	1.82%	2.23%
Less Fee Waivers and/or Expense Reimbursements(1)	(0.99%)	(1.15%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (1)	0.83%	1.08%
(1)	The Adviser has entered into a written expense limitation agreement under which it has agreed to limit the total expenses of the Explorer Fund (exclusive of interest, expenses incurred under a plan of distribution adopted pursuant to the Rule 12b-1 under the 1940 Act, taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales, and other extraordinary expenses not incurred in the ordinary course of business) to an annual rate of 0.83% of the average daily net assets of the Explorer Fund. Each waiver and/or reimbursement of an expense by the Adviser is subject to repayment by the Explorer Fund within three years following the date such waiver and/or reimbursement was made, provided that the Explorer Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. This expense limitation agreement may not be terminated prior to August 31, 2020, unless mutually agreed to in writing by the parties.

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Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

Division of Investment Management

August 26, 2019

Select Fund

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class
Redemption Fee as a % of amount redeemed (if applicable, for shares redeemed within 60 days of purchase)	2.00%	2.00%
Maximum deferred sales charge (load) (as a percentage of the NAV at time of purchase)	None	None
Annual Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%	0.90%
Distribution (12b-1) and Service Fees	0.25%	None
Other Expenses
Shareholder Services Plan	0.24%	0.07%
Other Expenses	0.33%	0.34%
Total Other Expenses	0.57%	0.41%
Total Annual Fund Operating Expenses(1)	1.72%	1.31%
Less Fee Waivers and/or Expense Reimbursements(1)	(0.72%)	(0.56%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements(1)	1.00%	0.75%
(1)	The Adviser has entered into a written expense limitation agreement under which it has agreed to limit the total expenses of the Select Fund (exclusive of interest, expenses incurred under a plan of distribution adopted pursuant to the Rule 12b-1 under the 1940 Act, taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales, and other extraordinary expenses not incurred in the ordinary course of business) to an annual rate of 0.75% of the average daily net assets of the Select Fund. Each waiver and/or reimbursement of an expense by the Adviser is subject to repayment by the Select Fund within three years following the date such waiver and/or reimbursement was made, provided that the Select Fund can make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. This expense limitation agreement may not be terminated prior to August 31, 2020, unless mutually agreed to in writing by the parties.

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Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

Division of Investment Management

August 26, 2019

3.	Comment:	Please add “Acquired Fund Fees and Expenses” to the Annual Fund Operating Expense Table, if the Fund will incur at least 0.01% of expenses from investments in underlying funds.

	Response:	Where applicable, the Trust has added a line item to the Expense Table for “Acquired Fund Fees and Expenses.”

4.	Comment:	For the Dividend Fund, please clarify how the fund will seek securities that pay dividends and disclose the related risks.

	Response:	The Trust has added disclosures to address your comment.

5.	Comment:	Please clarify why the Dividend Fund will continue to invest on a principal basis in American Depository Receipts (“ADRs”) since the Fund is no longer an international fund. If ADRs are not principal investments of the Dividend Fund, then remove references to ADR from the strategy and risk sections.

	Response:	The Trust confirms that ADRs are expected to be a principal investment.

6.	Comment:	The staff considers dividend-paying stocks to be a specific type of investment under Rule 35d-1 that requires an 80% policy. Please disclose the Dividend Fund’s 80% policy in the principal strategy section.

	Response:	The Trust has added disclosures to address your comment.

7.	Comment:	For the Dividend Fund, add risk disclosure related to investments in dividend-paying securities to Items 4 and 9 of Form N-1A.

	Response:	The Trust has added disclosures to address your comment.

8.	Comment:	Please revise the Dividend Fund’s summary prospectus to include an appropriate benchmark.

	Response:	The Trust has revised the disclosure to include a new benchmark for the Dividend Fund.

9.	Comment:	For the Explorer Fund, supplement the capitalization definition in the principal investment strategy to clarify that the Explorer Fund may invest in small capitalization issuers.

	Response:	The Trust has added disclosures to address your comment.

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Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

Division of Investment Management

August 26, 2019

10.	Comment:	In the fourth paragraph under the Principal Investment Strategies, the disclosure states that “[a]lthough the Select Fund will focus on large capitalization securities, the Fund may invest in securities across all market capitalization ranges.” Please clarify if the Fund invests in small and middle capitalization issuers on a principal basis and add appropriate risk disclosure. If not, remove the above statement.

	Response:	The Trust has removed the quoted disclosure to address your comment.

11.	Comment:	The Funds state that “[s]hareholders will be given at least 60 days advance notice if a Fund decides to change its investment objective or strategy.” Please confirm that the shareholders of the Dividend Fund (formerly the Toreador International Fund) received the 60-day notice.

	Response:	The Trust confirms that the shareholders of the Dividend Fund received the required notice.

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Please contact me at (509) 279-8202 regarding the responses contained in this letter.

Sincerely,

/s/	Bo James Howell
Bo James Howell

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